Paul L. Robinson Senior Vice President General Counsel Corporate Secretary	October 28, 2010	Phone: (954) 627-5206 Fax: (954) 527-1772 probinson@ckor.com

FILED BY EDGAR CORRESPONDENCE

Mr. Lyn Shenk
Branch Chief
Division of Corporation of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE: SEACOR Holdings Inc.
Responses to Staff comments on:
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed July 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2010
File No. 1-12289

Dear Mr. Shenk:

This letter is written on behalf of SEACOR Holdings Inc. (“Company”) in response to comments of the staff of the United States Securities and Exchange Commission (the “Staff”) as set forth in your letter to the Company dated September 28, 2010. The Company appreciates the Staff’s ten business day extension to provide its response. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff’s comment letter and have repeated the Staff’s comments in bold text preceding our responses.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 26

1.
We note your disclosure in the first paragraph of this section of “[c]arefully consider the risks described below, which represent some of the more critical risk factors that affect the Company” and “[t]he risks described below are not the exclusive risks faced by the Company.” All material risks should be discussed in this section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Response:

The Company confirms that it will comply with the comment in its future filings by making it clear that all known material risks are discussed.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

2.
While you discuss certain factors to which changes in segment results are attributable, you do not quantify certain factors nor analyze the underlying business reasons for the changes. In addition, you do not consistently quantify revenue for each material product or service offering for each segment or the impacts of price and volume on revenues and costs for each segment. Finally, you do not separately discuss costs and expenses. We believe your disclosures could be improved and made much more user-friendly and clear by:

•	ensuring that all material factors to which variances are attributed are quantified and analyzed;
•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
•	quantifying revenue for each material product or service offering (preferably through the use of tables) and explaining the underlying reasons for significant changes;
•	quantifying and analyzing the impacts of price and volume on revenues and expenses for each reportable segment;
•	discussing and analyzing costs and expenses directly, rather than discussing them solely in the context of operating income;
•	considering providing further disaggregation of significant components of operating expenses to aid in analysis of those costs; and
•
to the extent material to your investors’ understanding of your results of operations, consider analyzing significant changes in the various operating statistics (such as rates per day worked, utilization, and available days) included in the table on page 49.

Please provide us with a sample of your intended revised disclosure.

Response:

The Company confirms that it will comply with the comment in its future filings. The Company agrees to include tables to break down the major components of operating revenues in each of its business segments and discuss and analyze the reasons for changes in each component when deemed material to the results of the segment. The Company will include and discuss statistical information and analyze the impact of changes in price and volume when deemed material to the results of any particular business segment. The Company agrees to discuss and analyze costs and expenses directly, rather than discussing within the context of operating income. With regard to the suggested further disaggregation of costs, the Company agrees to quantify and explain any material changes in any specific cost category within the discussion of costs and expenses.

Attached to this letter as Annex A is an extract from the Company’s September 30, 2010 Form 10-Q filing that illustrates the Company’s proposed disclosure for its Marine Transportation business segment. This sample includes a table that breaks down operating revenues by charter arrangement along with a discussion to explain and quantify the major changes in each component between the nine months ended September 30, 2010 and the nine months ended September 30, 2009. The sample also includes a separate discussion of costs and expenses, and depreciation and amortization expenses. In addition the sample includes a detailed discussion on gains on asset sales and impairments due to its material impact on the results of the business segment in the nine months ended September 30, 2010.

Liquidity and Capital Resources

Summary of Cash Flows

Operating Activities, page 62

3.
Please expand your disclosure to provide a more comprehensive discussion and analysis of your cash flows provided by operating activities. In this regard, we note that your expanded disclosure should discuss the amounts that have been reported in terms of cash receipts and cash disbursements. For further guidance, please refer to Section IV.B of our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/ interp/33-8350.htm.

Response:

The Company confirms that it will comply with the comment in its future filings by providing a more comprehensive discussion and analysis of cash flows from operating activities.

Item 11. Executive Compensation, page 75

4.
We note that the required information to be disclosed pursuant to Item 11 was to be incorporated by reference from your definitive proxy statement and specifically the “Compensation Disclosure and Analysis” portion of your proxy statement. We also note that the “Director Compensation” table is not included in that portion of your proxy statement but rather in the “Information Relating to the Board of Directors and Committees Thereof” portion. In your future filings, please ensure that the required information to be disclosed pursuant to Item 11 is appropriately incorporated by reference.

Response;

The Company confirms that it will comply with the comment in its future filings by ensuring that the required information is appropriately incorporated by reference.

Financial Statements

Notes to Consolidated Financial Statements

Notes 3. Derivative Instruments and Hedging Strategies, page 103

5.
Please revise your footnote to disclose the underlying notional amount of your material commodity derivative contracts or advise. Please note that this additional disclosure should also be provided in your quarterly reports on Form 10-Q. Refer to ASC Topic 815-10-50-1A and 50-1B for further guidance.

Response:

The Company confirms that it will comply with the comment in its future filings.

Note 4. Acquisitions and Dispositions

Equipment Dispositions, page 109

6.
We note that you have disclosed the proceeds received upon the disposal of property and equipment, as well as quantified actual asset dispositions by equipment type, for each of the last three years. However, based upon your disclosure in Footnote 1 to your financial statements (i.e., on page 99), we also note you have deferred gains arising from sales-leaseback transactions occurring during each of the last three fiscal years. Based upon your disclosure in your statements of cash flows, which does not appear to separately disclose proceeds received upon the sale and leaseback of property and equipment, it appears that your disclosure of disposal proceeds in Footnote 4, as well as your disclosure regarding the actual assets that have been disposed, may include assets sold and leased back. If so, we believe that it may be appropriate for you to separately disclose (i) assets that have disposed, for which you have no continuing involvement, (ii) assets that you have sold and leased back, (iii) proceeds received for sales-leaseback transactions versus sales of assets for which you have no continuing involvement, (iv) the terms of your material sales-leaseback transactions, and (v) the facts and circumstances leading to your other material disposals. Please consider the disclosure requirements outlined in ASC Topic 840-40-50-1 and ASC Topic 205-20-50-1(a).

Response:

The Company confirms that it will comply with the comment in its future filings.

Note 6. Construction Reserve Funds, page 112

7.
Please expand your footnote disclosure to explain the circumstances under which the Maritime Administration consents to “withdrawals” from the construction reserve fund accounts. Please also expand your disclosure regarding the tax effects of depositing proceeds from the sale of certain vessels into the joint depository construction reserve fund accounts. For example, disclose the period over which taxable gains realized upon the sale of vessels may be deferred as a result of such deposits.

Response:

The Company confirms that it will comply with the comment in its future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 7. Commitments and Contingencies, page 13

8.
Per your discussion of “Legal Proceedings” on page 38 of your 10-K, at December 31, 2009, you were the defendant in two pending legal actions that related to alleged breaches of the California Wage Act (i.e., Bailey v. Seacor Marine, LLC and Schoenfeld v. Seacor Marine, LLC). Based upon your disclosure, we note that these matters were scheduled for mediation for the end of February 2010. However, we also note that you do not appear to discuss either of these matters in your reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010. In this regard, please expand your disclosure in future filings to provide a status update for each of the legal matters or advise.

Response:

The Company confirms that it will comply with the comment in its future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commodity Trading and Logistics, page 36

9.
We note that net derivative gains have materially impacted the operating results of your Commodity Trading and Logistics segment for each reporting period presented in your Form 10-Q. Furthermore, we note that the net derivative gains reported for the six-month period ended June 30, 2010 were material to your company’s consolidated net income. As such, please expand your MD&A disclosure in future filings to discuss the nature of any derivative contracts/transactions that have materially impacted the Commodity Trading and Logistics segment’s earnings, the factors that have resulted in the recognition of material gains and/on such contracts/transactions, and the amount and nature of any material derivative contracts outstanding at the most recent balance sheet date. Please provide your proposed expanded disclosure as part of your response.

Response:

The Company confirms that it will comply with the comment in its future filings and provides below the expanded disclosure included in its Form 10-Q for the period ended September 30, 2010.

In the Company’s energy and sugar trading businesses, fixed price future purchase and sales contracts of ethanol and sugar are included in derivative positions at fair value. The Company routinely enters into exchange traded positions to offset its net commodity market exposure on these purchase and sale contracts as well as its inventory balances. As a result, derivative gains (losses), net, recognized during any period are predominately offset by fair value adjustments included in operating revenues and expenses on completed sales transactions, subject to certain timing differences on the delivery of physical inventories. As of September 30, 2010, the net market exposure to ethanol and sugar under its contracts and inventory balances was not material.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 33 and Grants of Plan-Based Awards Table, page 35

10.
It appears that your new Management Incentive Plan described on pages 23 and 26 is a non-equity incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K. In your future filings, please provide disclosure under “Non-

Equity Incentive Plan Compensation” in the “Summary Compensation” table and “Non-Equity Incentive Plan Awards” in the “Grants of Plan-Based Awards” table.

Response:

We believe that the year-end cash bonuses earned by our named executive officers under the Management Incentive Plan (“MIP”) were properly disclosed in the “Bonus” column of the Summary Compensation Table on page 33 of the Proxy Statement and do not constitute non-equity incentive plan compensation.

Pursuant to Item 402(a)(6)(iii) of Regulation S-K, in order to be reported in the “Non-equity Incentive Plan Compensation” column, an award would have to be paid pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period that does not fall within the scope of SFAS 123R (now ASC 718).  The adopting release (Release No. 33-8732A) to Item 402 of Regulation S-K (in Section II.C.1.f) clarifies that an award is “intended to serve as incentive for performance to occur over a specified period” if the outcome “with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive.”  The adopting release further provides that “[i]n contrast, a cash award based on the satisfaction of a performance target that was not pre-established and communicated, or the outcome of which is not substantially uncertain, would be reportable in the Summary Compensation Table as a bonus.” Id.  As discussed below, the Company neither pre-established nor communicated to the named executive officers performance targets used to determine the amount of the their cash bonus compensation under the MIP.

On page 23 of the Proxy Statement, the Company disclosed that “[t]he Company believes using formulas alone may foster an environment that encourages short-sighted decisions intended to meet formulaic goals rather than work toward long-term benefits.”  The factors discussed on page 21 of the Proxy Statement were subjectively weighed by the Compensation Committee, and the Compensation Committee did not pre-establish performance targets for these factors that determined in a formulaic way the amount of the bonus.  As explained on page 26 of the Proxy Statement, without the use of any formula, the Compensation Committee determined cash bonus awards “by considering the Company’s financial performance and that of its business units and investments, taken in context of the overall business environment, and each individual’s contribution to that performance without providing particular weight to any individual factor.”  In addition, as further disclosed, “[t]he Committee, in conjunction with the CEO, also evaluated the performance of senior managers in achieving specific initiatives, such as improving safety records, controlling costs, increasing output of work and creativity in performing assigned responsibilities.”  These determinations and evaluations were made at the end of the year.  No targets had been communicated to the named executive officers or were used to determine the final bonus award.

The MIP is designed to comply with the requirements of the qualified performance based compensation exception to the $1 million per executive deductibility limit under Section 162(m).  In order to satisfy these requirements the Compensation Committee establishes, at the beginning of the year, a corporate performance measure and a maximum amount payable to an individual if such measure is achieved.  Achievement of this metric and the payout maximum are not target bonus amounts, however.  The cash bonuses are discretionary amounts determined by the Compensation Committee by evaluating the factors identified above and those set forth in the Proxy Statement.  The Company believes the guidance in the staff’s Regulation S-K Compliance & Disclosure Interpretation 119.02 that “amounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column” is not applicable because the bonus awards do not meet the definition of “non-equity incentive plan.”  As stated above, the Company does not set any bonus award based on achievement of specified levels of performance measures, and therefore, no pre-determined criteria or target bonus amounts are communicated to the executives.  The Compensation Committee determines the actual bonus payment amounts in its discretion (in compliance with the requirements of Section 162(m) of the Code), at the end of the year, by balancing the factors described in the preceding paragraphs.

The level of detail disclosed for these various factors in the CD&A section of the Proxy Statement is meant to provide the material information regarding the Compensation Committee’s exercise of discretion in determining the bonus awards and should not be interpreted as performance targets that were material to a determination of the award amounts.  In future filings, as applicable, the Company will include information clarifying that bonuses are determined by the Compensation Committee in its discretion.

* * * * *

If the Staff has any questions regarding the foregoing responses, please call the undersigned at 954-627-5206.

Sincerely,

/s/ Paul L. Robinson
Paul L. Robinson
Senior Vice President,
General Counsel and
Corporate Secretary

Cc:	Mr. Charles Fabrikant, Executive Chairman of the Board, and Principal Executive Officer of SEACOR Holdings Inc.

Mr. Richard Ryan, Senior Vice President and Chief Financial Officer of SEACOR Holdings Inc.

ANNEX A

Marine Transportation Services

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,				Change ’10/’09
	2010		2009		2010		2009		3 Mos	9 Mos
	$’000%		$’000%		$’000%		$’000%		%	%
Operating Revenues:
United States	18,540	100	21,737	100	59,255	100	72,369	100	(15)	(18)
Costs and Expenses:
Operating	8,754	47	11,420	53	31,101	53	39,983	56
Administrative and general	1,087	6	953	4	2,962	5	3,079	4
Depreciation and amortization	7,320	39	8,003	37	23,336	39	24,001	33
	17,161	92	20,376	94	57,399	97	67,063	93
Losses on Asset Dispositions and Impairments	(18,677)	(101)	—	—	(18,688)	(31)	—	—
Operating Income	(17,298)	(93)	1,361	6	(16,832)	(28)	5,306	7	(1,371)	(417)
Other Income (Expense):
Foreign currency gains (losses), net	61	—	7	—	35	—	(2)	—
Segment Profit (Loss)	(17,237)	(93)	1,368	6	(16,797)	(28)	5,304	7	(1,360)	(417)

Operating Revenues by Charter Arrangement. The table below sets forth, for the periods indicated, the amount of operating revenues by charter arrangement.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,				Change ’10/’09
	2010		2009		2010		2009		3 Mos	9 Mos
	$’000%		$’000%		$’000%		$’000%		%	%
Operating Revenues:
Time charter	10,206	55	13,402	62	35,487	60	38,697	54	(24)	(8)
Bareboat charter	7,594	41	4,416	20	20,136	34	13,104	18	72	54
Contract of affreightment and other	740	4	3,919	18	3,632	6	20,568	28	(81)	(82)
	18,540	100	21,737	100	59,255	100	72,369	100

Current Year Quarter compared with Prior Year Quarter

Operating Revenues.  Time charter revenues decreased by $3.2 million primarily due to changes in contract status of two vessels from time charter to long-term bareboat charter, one effective January 21, 2010 and the other effective August 21, 2010. Another tanker incurred off-hire time while repositioning to the U.S. Gulf of Mexico before commencing a new time charter. These decreases were partially offset by less out-of-service days for a tanker that had been in temporary lay-up during the Prior Year Quarter. Bareboat charter revenues increased by $3.2 million due to the change in contract status of the two time charter vessels to long-term bareboat charter.  Contract of affreightment and other revenues were $3.2 million lower primarily due to softer spot market conditions and the lay-up of the Seabulk America.  As of September 30, 2010, the Company had four vessels on long-term bareboat charters, three vessels on time charters and one vessel was laid-up.

Costs and Expenses.  Operating expenses were $2.7 million lower, primarily due to the lay-up of the Seabulk America and the change in contract status of two vessels from time charter to long-term bareboat charter, partially offset by the cost of a short handover drydocking for one of these vessels.

Depreciation and amortization expenses were $0.7 million lower due to a reduction in depreciation expense following the impairment of the Seabulk America as discussed below.

Gains on Asset Dispositions and Impairments. As previously reported, the Seabulk America had been scheduled to undergo a regulatory drydocking in the Current Year Quarter, a requirement for continued operation.  Given the prevailing market conditions, the Company deferred the drydocking, laid–up the vessel and recognized an impairment charge of $18.7 million which reduced the vessels carrying value to its fair value of $5.0 million.  The Seabulk America contributed operating revenues of $5.2 million from the beginning of the year through its lay-up in August 2010.

Current Nine Months compared with Prior Nine Months

Operating Revenues.  Operating revenues were $13.1 million lower. Time charter revenues decreased by $3.2 million due to a change in contract status of two vessels from time charter to long-term bareboat charter and more out-of-service time for drydockings.  Bareboat charter revenues increased by $7.0 million due to the change in contract status of two vessels from time charter to long-term bareboat charter.  Contract of affreightment and other revenues were $16.9 million lower due to fewer vessels operating in the spot market, reduced spot market demand and the lay-up of the Seabulk America.

Costs and Expenses.  Operating expenses were $8.9 million lower in the Current Nine Months consistent with more vessels operating under bareboat charters and fewer vessels operating in the spot market. Drydocking expenses were $5.4 million during the Current Nine Months as two tankers underwent regulatory drydockings and two others underwent short handover drydockings prior to commencing long term bareboat charters. Drydocking expenses were $3.5 million in the Prior Nine Months as only one tanker underwent a regulatory drydocking.

Gains on Asset Dispositions and Impairments.  See Current Year Quarter discussion above related to the impairment charge for the Seabulk America.

Fleet Count

As of September 30, 2010 and 2009, Marine Transportation Services owned eight U.S.-flag product tankers operating in the domestic coastwise trade.

Subsequent to September 30, 2010, the Company received proceeds of $89.0 million upon entering into a sale leaseback transaction with a financial institution involving one of its tankers, with a carrying value of $55.9 million that is on a long-term bareboat charter with a customer.

ACKNOWLEDGEMENT

SEACOR Holdings Inc. (the “Company”) hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”):

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 28, 2010
SEACOR HOLDINGS INC.

	By:	/s/ Richard Ryan
	Name:	Richard Ryan
	Title:	Senior Vice President and Chief Financial Officer